CONSENT OF QUALIFIED PERSON
I, Martin Wafforn, consent to the public filing by Pan American Silver Corp. of the technical report titled “Technical Report for the Shahuindo Mine, Cajabamba, Peru”, with an effective date of November 30, 2022.

Dated this 19th day of December, 2022.
/s/ “Martin Wafforn”
Martin Wafforn, P.Eng.